Filed by Netfin Holdco pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Netfin Acquisition Corp. (File No. 001-39008)

Commission File No. for the Related Registration Statement: 333-248486

In connection with the proposed business combination among Netfin Acquisition Corp. (“Netfin”), Netfin Holdco, Netfin Merger Sub and Triterras Fintech Pte. Ltd. (“Triterras”), certain representatives of Netfin and Triterras held an analyst call on October 1, 2020. A copy of the transcript of the discussion is attached below.

Triterras Fintech and Netfin Acquisition Analyst Day Presentation	Thursday, 1st October 2020

Welcome

Cody Slach

Gateway Investor Relations, Netfin Acquisition Corp.

…hand it over to you to get this thing going. And again, we appreciate all the analysts joining.

Introduction

Marat Rosenberg

President, Netfin Acquisition Corp.

Opening remarks

Thanks, Cody. And good morning, everyone. It’s great to be here. And we really appreciate your interest in our story and the business combination of Netfin and Triterras. And so, before we get into the deck, I would just want to say that this deck is going to be filed via Form 8-K. And so, for first-time listeners, we do want to go through the deck in some abbreviated fashion. I’m going to hit some of the high points and we’re going to leave some time for questions, as Cody said.

So before we start the deck, I want to briefly level-set on what we’re about to describe, with terms like commodity trading and trade finance throughout today’s presentation. So this is not commodity trading that is done on NYMEX Exchange or – you know, where it’s commodity futures and contracts. But instead, this is talking about physical commodity trading that is the actual buying, selling, and transport of physical commodities.

So this is really a commodity trader buying grain from, let’s say, Australian grain farmer, and then selling it to an Indonesian flour mill. And a financing is required and this trader uses third-party debt, which we call trade finance, to basically pay the farmer upfront when the grain is shipped and collect payment from the flour mill later upon delivery. And this is across a wide swatch of commodities. I just used that for an example.

Transaction summary

So now, sliding on – starting on Slide No. 3, I just want to spend a couple of minutes and just get some background about the SPAC, how we got here, what we like about Triterras and find important about the target.

Transaction overview

So to start from the beginning, during our IPO show – our IPO roadshow, unlike more generalist fintech SPACs, our SPAC IPO story and team were specifically focused on the theme of technology disruption opportunities in trade and trade finance. About four years ago, before even starting the SPAC, my partner and I were both experienced merchant bankers with over 50 going-public deals, billions raised, and invested. We asked ourselves the fundamental question of what blockchain has not touched and what it can disrupt.

Triterras Fintech and Netfin Acquisition Analyst Day Presentation	Thursday, 1st October 2020

So after looking at just about everything, the resounding answer that came back was really trade and trade finance. And this – the reason was that this was a business that had very low tech adoption. It hadn’t been digitized at all. It was extremely paper-intensive, complex, susceptible to fraud and, at the same time, it was actually esoteric enough that it wasn’t something easy that any inexperienced tech entrepreneur can get into without really deep operational understanding.

So this space really was a perfect candidate, and we decided to do a SPAC to go after the opportunity and build from there. So we built our team, really with top world-class talent in trade finance and technology. So, as an example, Martin Jaskil, who is our SPAC Chairman, was the former Head of Trade Finance for NatWest. And his 2000-person P&L there, at one point, processed about 25% of the UK’s entire trade finance volume. He was also on the Board of UK’s Import Export Bank and is the actual father of the modern day letter of credit used by the WTO to this day.

Another person of note is Rick Maurer, who’s our CEO and SPAC – my SPAC Co-Founder and really a lifelong private equity guy who was a partner with the likes of the Hillman family and later ran a fund for many years with Westinghouse as his sole LP. And then, several years ago, he had moved to Hong Kong and started investing and rolling up physical commodity trading business.

And so, that basically amalgamated into the creation of a billion-dollar trading company, which now happens to be a big customer of our target, Triterras FinTech, on their trade and trade finance platform called Kratos. So through Rick and through this affiliation, this is how our SPAC not only met the target, but really gave us a lot of comfort and insight into how our target’s business works, and also the transformational benefits that the platform is actually providing to the trade and trade finance industry.

Transaction rationale

This company, Triterras FinTech, checks every box for the type of asset that we wanted to acquire when we started the process. Its Kratos digital marketplace is one of the world’s highest volume commodity trade and trade finance platforms. It allows physical commodity traders to perform the types of trading transactions that I just described in the beginning. And if these trades do require financing, it allows them to source trade finance from lenders directly inside the platform and inside the ecosystem.

So by using blockchain and other technologies to reduce paperwork, eliminate document errors and fraud, and increase speed, this is how the platform provides transformational benefits for its users and it solves many of the key problems that traders face today.

The two biggest problems I just want to mention are this availability of trade finance – a big problem in the industry because banks and other financing sources have left this space. And of course, the WTO reported $1.5 billion shortage in trade finance availability for SMEs – specifically, the segment we’re targeting. And the second big problem is – for traders is counterparty trust, and you’re going to hear a lot more about this today.

So the solution for traders gives more access to trade finance at significantly lower costs than offline options. It allows more counterparty trust and with faster trades, allows much faster trading cycle times and thus higher revenue. For lenders, it makes these sub-$10 million loans more economically viable because it cuts admin costs and provides a marketplace of pre-qualified and pre-packaged traders who are the borrowers. And these – and all of these traders to come on to the platform, have to pass bank-level KYC and AML to be on the platform in the first place. So it gives a great universe of customers for the lenders.

Triterras Fintech and Netfin Acquisition Analyst Day Presentation	Thursday, 1st October 2020

Approvals and timing

So briefly, here are some of the facts that we love about the business. This is a 100% pure fintech business. There is no balance sheet exposure and no transactional risk that the platform has taken. It’s got significant scale and growth. It’s been profitable since inception. It’s tracking well ahead of 2020 targets and has great visibility into 2021.

The user base is extremely sticky, and referrals are driving a well-distributed user base. But the most unique thing here that really is interesting is you have this massive $40 trillion market of trade finance with this $1.5 trillion annual shortfall in trade finance availability that I just mentioned. And this platform directly addresses this problem.

The other thing to point out here is the competitive landscape here is unique and extremely beneficial for tremendous success. Kratos is the only non-petroleum commodity trade and trade finance platform that is serving this non-petroleum sub-$10 million dollar segment. There are other platforms out there, some using blockchain and some not, that deal with much later stages of trade finance and deal with larger transactions, but none are hitting this pre-shipment part of the of the supply chain sub-$10 million segment where this trade finance shortage exists. And we do not see dynamics where these existing online platforms would choose or actually have the ability to move into our sub-segment. And so, we think that there is at least a two-year first-mover advantage.

As I’m sure all of you know, platforms and networks are hard to start and catch up to. On top of that, we feel that with Triterras’ strategy to develop a one-stop-shop to cover all aspects of trade and trade finance and – you know, where the company is continuing to roll out various add-on features and services, they’re going to be very, very difficult to compete because it’s going to drive transaction volume, increase users on the platform, and make them hard to catch. So this is a wide-open opportunity that just requires execution. And this is a very strong team in place and – just doing all that.

Finally, this deal is extremely well-priced. We believe it’s at an attractive 50% discount to its peer comp groups. And all those comp groups, as you’ll hear later today, they all have lower margins and slower growth. So we think this is really an excellent entry point for investors. So for all of these reasons, we believe Triterras Fintech will deliver very strong financial results for shareholders. We’re targeting October to complete the business combination – actually, late October.

Management and Board

And really, finally, I just want to say we’ve had a very close relationship, and I’ve really been enjoying working with the Triterras Founder and their very highly experienced and capable Management team. They’re going to continue to run the business post-business combination. And we, of course, we’re going to look forward to supporting them in their new growth phase as a public company and continue to stay involved with the project.

So now, I’d like to turn it over to Srinivas Koneru, who’s the Founder and Chairman and CEO of Triterras Service. Srinivas?

Triterras Fintech and Netfin Acquisition Analyst Day Presentation	Thursday, 1st October 2020

Triterras Fintech

Srinivas Koneru

Founder, Chairman & CEO, Triterras Fintech Pvt. Ltd.

Management and presenters

Thank you, Marat. I want to thank all of you for joining us this morning and taking interest in our company.

Turning to Slide Five of the Investor Presentation, I’m the Founder, Chairman, and CEO of Triterras FinTech, and we are headquartered here in Singapore. With my background in developing and deploying advanced technologies to improve offline businesses, and as an owner of business in trade and trade finance, I identified an opportunity to bring technology to our space in the form of a digital marketplace to improve on streamline commodity trading and to help traders access much-needed trade finance.

My Senior Leadership team is comprised of our COO, John Galani, who is based in London and is on this call and our CFO, Alvin Tan, who works with me here in Singapore. My colleagues have extensive experience in our industry and are well-qualified to lead the company. Joining him on the call is also our Executive Vice-President, Jim Groh, who has a vast amount of experience in the US capital markets.

Company snapshot

Turning to Slide Six, I’d like to give you some highlights on the company. As Marat explained, we are proud to – we operate Kratos, an online marketplace for commodity trading and trade finance. Kratos was launched in June 2019. And as of the end of August 2020, there have been over 4,500 – 4,800 transactions, representing over $8.8 billion of transaction volume conducted on our platform. To date, we have onboarded funds that we estimate manage over $17 billion of assets.

I’m excited about the business combination and believe it will help us execute our growth strategy. We are a technology leader and trader in trade and trade finance and are transforming the industry. We are forecasting $123 million of revenue and $84 million of EBITDA for fiscal year 2021, which is representative of 12 months ending February 2022. We are excited to tell you about our story in detail and for that, I will turn it over to Jim Groh. Jim?

Business and Presentation Overview

Jim Groh

Executive Vice-President, Triterras Fintech Pvt. Ltd.

Business overview

Thank you, Srinivas. So I’m going to start on Slide Six here and this is basically an overview of some of the key points we’d like to introduce.

Kratos

First of all, what Kratos is and does, the commercial success and growth we are experiencing, and the tremendous opportunity that we believe we are positioned to capitalize on. Kratos is an online marketplace. It has been so effective in solving mission-critical problems for our clients that it has organically grown into one of the world’s largest commodity trade and trade platform – finance platforms in just over a year. We generate revenue by charging fees on trading volumes and source financing volumes that are transacted on the platform.

Triterras Fintech and Netfin Acquisition Analyst Day Presentation	Thursday, 1st October 2020

Commercial success

Kratos was launched with the critical mass of users and has established itself as a commercial success. We launched the first module in June 2019 and in the approximately 15 months it has been live, it has facilitated $8.8 billion in transaction volume. And in the first six months of this fiscal year – and that’s March through August – we have generated $17 million in EBITDA and $5 billion of total trade and trade finance volume.

We have a well-diversified business with no single customer representing more than 16% in our revenue. This year’s forecast is to facilitate $10.3 billion of total trade and trade finance transactions, and to generate approximately $40 million of EBITDA.

The platform capabilities are expanding. In February of this year, we added the trade finance module. And in September, we announced a partnership with Marsh, one of the world’s largest insurance brokers, to provide our lenders and traders with trade, credit, insurance access on the platform. Boasts of – both of these additions provide a new dimension of capability and value to our users.

Outsized growth opportunity

Lastly, a point we’d like to make is we are very much a growth story. We believe that Triterras Fintech, through Kratos, can be transformative in our industry. We aspire to do in our industry what Amazon did in theirs.

We address a massive opportunity – specifically, a $1.5 trillion annual shortfall in trade finance for SMB traders that is widely recognized to exist today. And in addition to this opportunity, we’ve identified a number of specific catalysts that we will – believe will drive our expansion, going forward. And I’m going to cover these in detail.

Presentation overview

Slide Seven is a roadmap of what we’re going to speak about today. We’re going to start with our industry, talk about our platform, focus in on the growth catalyst, make some commentary on COVID-19. We’re then going to get down to the financials. And then, we’ll return the presentation to Marat for a transaction overview.

Industry overview

Introduction to trade and trade finance

International commodity traders – who they are and what they do

So we’re going to start talking about our industry because we get a lot of questions from folks who asked us to explain about this international commodity trading business, in general, and trade finance, in particular. In fact, we recently added these couple of slides to just address this very question.

We start with describing the business of an international commodity trader using a very simple example. Commodities like wheat, food oils, sugar, or copper are produced all over the world and, many times, are produced in developing or emerging countries. In some of these countries, the domestic production exceeds domestic demand. So the best opportunity for the producers is to sell their products on the international market.

Triterras Fintech and Netfin Acquisition Analyst Day Presentation	Thursday, 1st October 2020

International commodity trading: seller’s issues and buyer’s issues

International commodity trading is the physical sale, purchase, and delivery of the commodities across the seas. It’s not to be confused with the options or derivative trading of commodities as financial instruments, which is entirely different. To conduct a trade, a producer – and they’re the sellers, in this case – need to find buyers – they’re the consumers – and the transaction typically – is typically across the seas and takes 150 to 180 days to complete.

The seller has challenges. They need to find buyers, deal with ocean cargo booking and logistics, which may be way outside their area of experience or expertise and, most importantly, they need to secure payment. In regards to securing payment, giving the realities of international business, most sellers just aren’t willing to put their product on a boat to some far-flung destination and trust some unknown buyer to send the money after delivery.

The buyers have challenges also. They need to find sellers, handle the logistics if the seller can’t or won’t. They want to inspect the quality and the quantity of goods before they pay for them, and they want to pay as late as possible.

Physical commodity traders fill the void and enable or facilitate transactions

So physical commodity traders are the specialists that step into this void. They solve these problems and they enable trade to happen. Basically, a commodity trader does three fundamental things:

●	They link buyers and sellers.

●	They arrange for all of the shipping, logistics, port fees, custom protocols, and inspections.

●	And very importantly, they solve the two-sided payment problem with trade finance.

Commodity traders

We’ve listed some names of commodity traders on the bottom of the slide here. And they come in all sizes. You probably know of the very large multinationals like Cargill and Glencore. However, there are literally hundreds of thousands of SME traders – that’s the small and medium-sized enterprise – that provide these very same services that facilitate international trading.

What is trade finance? Sources and terms

On Slide Nine, we’re going to go a bit deeper into this whole concept of trade finance. And in its simplest terms, trade finance is when a trader supplies the cash to the trading transaction. They pay the seller enter at or before shipment, and then collect from the buyer on or after delivery. This solves the payment challenges of both the seller and the buyer.

So the trader’s sources of the trade finance can be, obviously, cash in their bank account, if they have it, or they could use a letter of credit instrument. But for most SME traders, they have to have cash in their account to back the letter of credit.

Triterras Fintech and Netfin Acquisition Analyst Day Presentation	Thursday, 1st October 2020

But the magic really happens when a trader can leverage their limited cash resources and borrow from a trade finance lender. In the case of borrowing, the trader puts down 10% to 15% of the total loan amount and borrows 85% to 90% from a trade finance lender.

To protect themselves in the lender, many times, the trader will purchase trade credit insurance to protect themselves against the buyer defaulting on the payment. By borrowing trade finance, the trader can leverage their limited cash resources and, basically, do a lot more business – a lot more trades. So they love it.

Trade finance is a $40 trillion business providing the financing for international trade

And as far as this being a business, trade finance is a $40 trillion business. But for SME traders, there is this $1.5 trillion annual shortfall in the availability of trade finance. And we’re going to speak about this and how Kratos plays a role in alleviating this shortage, later in the presentation.

Complexities and challenges in trade and trade finance

Trade finance is a highly complex process involving dozens of parties and documents

Slide Ten demonstrates the commodity trading and trade finance transaction. And if I were you, I’d be looking at this and thinking, ‘I hope he’s not going to go through every part of this.’ And I’m not.

I just want to convey that they are incredibly complex interactions that can involve sometimes 20 different interrelated parties with information and document exchanges, reviews, and approvals.

Current problems in trade and trade finance: An archaic business that has not changed in 200 years

Slide 11 explains some of the typical problems in the offline transaction process. It is archaic, paper-intensive, subject to errors or oversights, has a fairly long cycle time, and takes people to manage all the paperwork and communications, and that drives overhead costs.

And for as long as traders have been around, since the time of sailing ships, international traders have always been concerned about fraud and document errors and having the tools to mitigate business risk.

Market opportunity in trade finance

Cost of administering a $100 million loan and a $5 million loan are the same – lenders have ignores sub-$10 million loans

Slide 12 is really important because it speaks to this huge opportunity we keep highlighting. It’s a well-accepted fact that there is a significant shortage of available tried – trade finance in the industry for the SME traders. That’s for the transactions under $10 million.

This situation is primarily driven by the fact that many bank lenders have withdrawn from this space. There are two contributing factors:

●	First, lenders costs are too high to make smaller trade finance loans profitable.

●	And secondly, bank’s capital reserve requirements under Basel III make trade finance lending by banks less attractive than other forms of lending.

Triterras Fintech and Netfin Acquisition Analyst Day Presentation	Thursday, 1st October 2020

The World Trade Organization estimates traders face a $1.5 trillion annual shortfall of trade finance availability

The end result. The bottom line is that the World Trade Organization estimates that there is a $1.5 trillion shortage every year in trade finance in the smaller SME-size loan space. And you can find that fact published in any number of trade or trade media finance sources.

And what if it – what happens with lack of trade finance is traders can’t access the finance and these trades just don’t happen. So it’s a major problem for some hundreds of thousands of SME traders, and we believe we have a very unique and viable solution.

Kratos Online Platform

Kratos platform serves three constituencies

Slide 13 talks about our customers, our clients, our constituencies, if you will. The Kratos platform serves three constituencies:

●	Traders as operators as they conduct their commodity trading activities,

●	Traders as borrowers of trade finance, and

●	Lenders who provide that trade finance.

And all of this occurs in one online digital marketplace, which is Kratos.

Key business model: Three modules driving two revenue streams

Trade Operations module

Slide 14 is our business model. Today, our platform has three modules. The Trading module allows buyers and sellers of commodities to trade with each other online. For trades conducted on the platform, Kratos charges a 30 basis point or 0.3% of the volume traded.

Trade Finance module

The Trade Finance module, we’ve described on the right-hand side of the slide, facilitates the availability, sourcing, and management of trade finance loans between a lender and a trader online. For trade financing arranged on the platform, we charge 130 basis points or 1.3% of the amount of financing. And we’d like to point out to people that the pricing we are charging is far less than the origination fees charged by offline trade finance loan brokers, which can run 2% to 2.5%.

Risk Management module

The third module is the Risk Management module that provides transparency and risk mitigation tools to facilitate trust between the parties conducting business with each other.

Kratos runs on Ethereum blockchain

Blockchain solves old industry problems and made Kratos possible for the first time

Slide 15 outlines the benefits of our blockchain infrastructure. There are two big takeaways here:

●	And first of all, blockchain provides the critical underpinnings of how Kratos performs.

●	Secondly – and we get this question a lot – no, our platform has nothing to do with cryptocurrency. It is widely published that blockchain technology has the potential to do for transactions what the internet did for information.

In the case of our platform, it enables and drives the key Kratos platform benefits. In short, we believe that Kratos is a state-of-art – state-of-the-art example of an application of blockchain.

Triterras Fintech and Netfin Acquisition Analyst Day Presentation	Thursday, 1st October 2020

Kratos value and benefits

Capturing the market opportunity

Slide 16 is a really important slide. So we believe that the ultimate value in any technology development is the benefit that it brings to its community of users. And on Slide 16, we go through these benefits in detail. We believe the benefits that our platform brings are transformational to our client’s business.

Lenders

Let’s look at, if you will, the right-hand side of the slide together, which is the lenders section. Kratos provides a strong complement of benefits to lenders in its attracting a community of them, ready, willing, and able to make smaller size – that’s the sub-$10 million – trade finance loans to qualified traders.

The gross yields in the smaller-size trade finance loan space can run 10% to 13%, which is an attractive yield for many investment funds. But as you recall from Slide 12, the main challenge for these funds and the reason for the overall shortages of available trade finance in the market have been the high cost of diligence and managing these loan portfolios relative to the sizes of the loans.

The key point is that Kratos now enables lenders to minimize their admin and back-office cost and to manage their loan portfolios to a point where it becomes attractive to make these types of loans. The transaction digitization, risk mitigation, and fraud prevention tools further enable lenders to improve their profitability by using the Kratos platform.

And if and when lenders on the platform decide to pursue new borrower clients, the Kratos platform is a community of pre-qualified prospects who have their KYC (that’s Know Your Customer), AML (that’s Anti-Money Laundering), and financial records already uploaded to the platform for review. Kratos simply makes it easier and more profitable for lenders to manage and grow their loan portfolios while meeting the requirements of compliance to very strict international regulations.

Our goal is not only to attract traditional trade finance lenders to the platform, but also to attract a community of new alternative lenders who wish to enter the trade finance space. Kratos is hyper-focused on that $1.5 trillion annual shortfall.

Traders or borrowers

Turning our attention to the left-hand side of the slide. First and foremost, for traders, the benefit is the increased availability of trade finance on the platform. Lack of trade finance is oftentimes cited as – by traders as their biggest growth constraint. This is a problem that Kratos is designed to address.

Traders find that – also find that operator – operating in our digital trade environment reduces their cost and transaction cycle times, provides them with additional fraud protection and risk mitigation tools, and greatly enhances reporting and analysis. So that all adds up, for the trader, to increased volumes and increased profitability.

Triterras Fintech and Netfin Acquisition Analyst Day Presentation	Thursday, 1st October 2020

Competitive landscape

Many platforms target global trade, but few are live. Most are consortiums and only two support commodities

On Slide 17, we speak to the competitive landscape and I’m just going to hit a couple of key takeaways here:

●	The first is that digitization in platforms are of great need in the trade and trade finance industry.

●	The second is that blockchain is the killer app used by many of these platforms.

Kratos is the only non-petroleum commodity trade and trade finance blockchain-enabled platform of scale

Thirdly, and most importantly, we believe that in the online space, that Kratos is the only non-petroleum commodity trade and trade finance platform of scale. Our guys on the frontlines will tell you that they simply don’t hear our SME clients or prospects referring to any complete – competitive platforms in the world of commodity trading and trade finance. And so, we believe we have a strong head start, but I think it’ll be become apparent that we are not resting on our laurels.

Sustainable competitive advantage

Kratos is a digital marketplace disrupting physical commodities trade and trade finance

On Slide 18, we outline what we believe are our competitive advantages. We believe we have a first-mover advantage in our space. And this is important to understand about a digital platform. You can have the best design digital marketplace in the world, but if you don’t have parties and counterparties participating in the marketplace, it will be a failure. It’s the classic chicken-or-the-egg problem that many platform businesses face. And it’s a significant barrier to new entrants.

Kratos had the major benefit of major trader clients brought to the platform by our CEO’s network in the trading business. And that volume provided the initial critical mass of traders and volumes that kickstarted the platform. Scaled networks like Kratos are just hard to replace and we have significant and, as it will become apparent, growing scale. We further believe that the segments we serve, being the SME segments, are very hard to penetrate. And we have a disruptive pricing model. And we’re planning to further expand the capabilities of our platform.

Growth catalysts

Growing customer base driving increased revenue diversification

Traders attract lenders, which in turn attract more traders or borrowers, thus creating a virtuous cycle

So we’re going to talk a little bit about some of the growth catalysts in this next section and I’m going to start with the history of the platform. We kickstarted the platform, as we said, with a volume of traders. And onto the platform, we brought third-party lending. And what we have basically seen is that it set up a virtuous cycle of growth, where the attraction of having trade finance on the platform is attracting other traders. They are bringing their counterparties. They are bringing more participants. And they are all getting that positive feedback loop that is driving more train – more trades and trade volume.

And from a diversification standpoint, from that initial start where we had a significant amount of our trading volume coming – or of our revenues coming from affiliates, we are seeing that, as far as overall revenue contribution, third-party adoption is becoming the fastest growing segment of our business. And it’s a testament to the fact that we have great appeal to the broad marketplace.

Triterras Fintech and Netfin Acquisition Analyst Day Presentation	Thursday, 1st October 2020

Kratos potential exponential organic growth opportunity

Each party added has the potential to add their multiple counterparties; growth can be geometric

That really basically serves the network effect, which I talk about on Slide 21. As a trader or lender joins the platform, we are finding that they themselves oftentimes work to bring their counterparts onto the platform.

For example, if you’re a seller, you urge your buyers to enroll or vice versa. And given the benefits of transacting on the platform, they just simply see it as a better ecosystem for conducting business with their existing relationships.

Growth initiatives

On Slide 22, we make the points that beyond the very strong organic growth model, we have a number of growth initiatives that we believe will either drive growth or enhance our competitive position or engage our clients more. And you see, there’s a common theme here that Srinivas speaks of, and that’s we have an aspiration that our trader customers will never have to leave the platform in the conduct of their trading business.

We recently announced a new partnership with Marsh to offer trade credit insurance to our traders and lenders on the platform. We are developing a logistics module to manage the transport of the commodities. We’re planning a mobile application so users can receive notifications from the platform and remotely authorize approval as a transaction progresses.

A very exciting program we have is a pilot program that we’ve announced on supply chain financing. And we believe that this new form of financing that could utilize our platform has very significant upside growth potential. And lastly, we are looking to expand our geographic footprint throughout the world and continuing outreach efforts on different commodities.

COVID-19 Update

COVID-19 impact

Kratos platform is outperforming 2020 pre-COVID projections

Slide 24. We’re going to speak to COVID-19. And as a business serving international trade, we’re certainly on the frontlines of the pandemic challenge. And in our own small way, we know we are helping our part of the world and our part of the industry deal with this challenge. The types of commodity products that trade on our platform have relatively inelastic demand, so international trade still needs to happen.

We have seen that our Kratos platform has facilitated trading activity in the face of the pandemic. As countries implemented stay-at-home orders, we saw our clients move more and more of their business online in an expedited manner. The Kratos platform provided our clients with a way to conduct their business during lockdowns and the situation expedited our clients overcoming that psychological challenge we all face in adopting a new and improved way of doing things.

Triterras Fintech and Netfin Acquisition Analyst Day Presentation	Thursday, 1st October 2020

During this first six months of the fiscal year 2020, which ended in August, we saw our total trade and trade finance volume increased by approximately 97% compared to fiscal year 2019. In a recent press release, we reported $5 billion of trade and trade finance transaction volume in the first six months of fiscal 2020 alone.

Another comment specific to trade finance is that COVID-19 seems to have caused a situation where there is less liquidity and fewer lending sources available to the SME traders. And it’s actually exacerbating that $1.5 trillion annual shortfall. In fact, there are some anecdotal evidence that that shortfall may be increasing to as much to $2 trillion to $2.5 trillion.

So all in all, it’s driving an even more compelling need for our trade finance solutions. And given what our platform does, the problems it solves, we think that it will be a growth factor.

Financial summary

Strong, profitable growth

Financial highlights

So on to Slide 26. It brings us to the financials, which are all in US dollars, and kind of gets us back to bedrock on our discussions today.

First, I’d like to speak to the structure of our profit and loss reporting. For transparency, we report our transactions in two categories:

●	Trade volume, where the take rate is 30 basis points, and

●	Trade finance volume where the take rate is 130 basis points.

We also further analyze our business in terms of the number of active traders on the platform and the volume per trader. And I will speak to these numbers and their trends as we discuss the financials.

FY 2019

In 2019, we generated $3.6 billion trade transaction volume. And with the launch of the Trade Finance module late in the year, we generated $179 million of trade finance volume. This resulted in revenues of $16.9 million, EBITDA of $15.2 million, and net income of $13.6 million.

Mid-year 2020 update and 2020 goals

For the first six months of 2020, which was our August end, we generated $4.1 billion of trading volume and $877 million of trade finance volume. This resulted in revenues of $23.7 million, EBITDA of $17.3 million, and net income of $14.2 million.

We also disclosed our monthly run rates for July and August, which were $785 million per month of trade volume and $260 million for trade finance volume, totaling over $1 billion per month. And that – that’s an accomplishment, which we are very proud of.

Triterras Fintech and Netfin Acquisition Analyst Day Presentation	Thursday, 1st October 2020

Taking the actual six months results, which you see the year-to-date results, and applying the run rates to the next six months puts us in a position where we believe we are well-positioned to meet or exceed our FY 2020 projections. Also, based on the run rates and the fact that we have 61 active traders on the platform, our average annual volume per trader, during this timeframe in the last couple of months, calculates out to be $150 million to trade per trader.

So we have listed here our FY 2020 goals. And as I said, we believe we are very well-positioned to achieve those goals of $7.8 billion of trade volume and $2.5 billion of trade finance, generating $56.6 million of revenue and $32.9 million of net income.

Financial projections for 2021

So let’s look ahead to 2021. We start with this projection of $17 billion for trade volume. To achieve this $17 billion, we need to have some combination of active traders generating an average transaction volume which achieves this number. And this could look something like 85 traders doing $200 million of volume.

Looking at our history, we grew our traders – our active traders on the platform from zero in 2019 to 61 in 15 months. To achieve a trader number of 85 in fiscal 2021, we would need to have a net add of 24 traders. In terms of trading volume, we grew our volume per trader from $92 million in fiscal 2019 to its current run rate of $150 million. And that’s a 63% increase or an increase of $60 million per trader. So to achieve a volume per trader of $200 million, we would need to grow our average volume per trader by $50 million or 33%.

We believe that these are reasonable, well-grounded projections for fiscal 2021. We have comprehensive management initiatives underway, focused on growing both the number of traders as well as the average volume per trader. Also, our platform is clearly facilitating the growth of traders’ volumes with the increased availability of trade finance and reduced cycle times. We’re encouraged by the progress that our management actions have already accomplished in the trends that we observe.

To summarize our FY 2021 projections, we are projecting $17 billion in trade volume, $5.6 billion in trade finance volume. And this would result in revenues of $123 million, EBITDA of $84 million, and net income of $71.4 million. The FY 2021 projections assume successful completion of the business combination we’re discussing today and do anticipate fully the cost of being a public company.

That concludes my remarks on the deck. I appreciate your time and attention this morning. And I’m going to turn the call back over to Marat Rosenberg at Netfin.

Transaction Overview: Compelling Opportunity

Marat Rosenberg

President, Netfin Acquisition Corp.

Transaction summary

Great. Thanks, Jim. So I’d like to wrap up today’s presentation on the details of the transaction, which we think are quite compelling.

If you could please turn to Slide 28 of the deck? Here, we note that we expect pro forma market cap to be approximately $850 million and pro forma enterprise value to be roughly $675 million. And this dynamic exists because the company has no debt.

Triterras Fintech and Netfin Acquisition Analyst Day Presentation	Thursday, 1st October 2020

On the numbers that Jim just walked through, this equates to an 8.0x enterprise value/2021 EBITDA multiple and at 12.0x price/2021 earnings, which we believe are extremely attractive multiples and really are at about a 50% discount to the comps, which I’m going to talk about more in a minute.

In return for giving investors such an attractive entry point, we’ve structured a deal with Triterras, which allows Management to receive five million additional shares earnout per year in 2021 and 2022 respectively as they’re hitting their EBITDA numbers or the stock performs. We think that the structure is fair to everybody and really aligns interests.

Now, if you also look, with approximately 90% of Triterras’ initial shareholders rolling their equity into the transaction, we feel that we have a very highly aligned and incentivized Management team.

Publicly-traded comparable companies overview

Now, moving on to Slide 29. If we look at some of the comp groups, we have the alternative trading systems, the transaction solution companies and, finally, the financial marketplaces. All three display similar business models to Triterras in various ways. And specifically, nearly all of them have these asset-light transaction-based revenue models. And so, along with some of the other similar attributes, we feel that these are really the only possible comp groups.

Within this universe, we think that exchanges and I’ll show – and alternative trading systems as well as the transaction solution companies really have the highest correlation because they have the highest margins and the fastest growth.

Public comparable groups – operational benchmarking

If you look on Slide 30, you can see just how favorably Triterras FinTech compares to every one of these comp groups in every metric. In summary, it’s growing faster and has a meaningfully higher EBITDA margin.

Public comparable groups – valuation benchmarking

Now, if we turn to Slide 31, here you could see the significant multiples discount at which this transaction is being priced. And really, we’re not pigeon-holing this. This is really across all three valuation benchmarks. So for example, if you look at EV/2021 EBITDA, the average of the comp medians, you know, rounds up to about 20.0x. Triterras is being offered at 8.0x EV/2021 EBITDA. So this is an over 50% discount to all the three comp groups.

So if you look at this in what it imputes on a trading value, this would appear at about a $25 price per share. Looking at the example, and let’s turn to a different metric of PE – price/2021 earnings, average of the comparable mediums is around that 23.0x and Triterras is being offered at 12.0x price to 2021 price/2021 earnings – again, about this 50% discount dynamic. So applying these multiples on a trading value and we’re using P/E would impute about a $20 stock price.

Triterras Fintech and Netfin Acquisition Analyst Day Presentation	Thursday, 1st October 2020

Summary

Proven business with extraordinary prospects

So not only is Triterras performing better than these groups, it’s growing faster. But it’s also being offered in a meaningful discount. And so, we think this current trading price at $10.45 per share, where, you know, you have this de-SPAC process going out and the rotation of initial SPAC IPO investors to more fundamental, long-term investors, we think this period in time presents a really compelling opportunity and an entry point for existing shareholders and new shareholders that are coming in.

So with that, that concludes our remarks. And I would like to open this up for questions. Thank you.

Q&A

Cody Slach: Thanks, Marat. So yeah, thank you all for listening to the presentation. And I’m sure there is lots of questions from the group. So feel free to jump in. We’d be happy to answer any questions you have.

Randy Binner (B. Riley): Hey. I’ll kind of kick it off. And I’m sure everyone will have questions. But, you know, one thing that was helpful for me, when I started going through these presentations, was to kind of hear from Srinivas about the early days of the Kratos platform and kind of how it formed off of Rhodium.

And so, Srinivas, could you kind of – because we have this company that’s profitable. It’s growing rapidly. And a lot of times, you know, explaining to investors how it all started and how you initially conceived of it, and how that’s kind of changed so quickly over time would be helpful.

Srinivas Koneru: Sure. Thanks, Randy. We’ll do that. So – yeah. So I have – in 2010, I exited my IT business the second time and I was trying to make some investments and looking for it. So through a common acquaintance, I met this gentleman, who, at that time, had just come out of Cargill, being their Structured Trade Finance Managing Director for about 13 years, and just finished his non-complete. So I came over to Singapore and met with him. This was late 2011. And then, I liked the business plan and agreed to be the investor for that and support him through the plan.

So this was in physical commodities trading. And then, he had new kind of products under trade finance. So I started off with a $6 million investment. And the company grew year-on-year, from 2012 to this February 2020, it grew to $2.6 billion. And of course, my investments, including retained earnings, grew north of $100 million.

So while I was – I was actually living in Atlanta at that time. And then, I was traveling back and forth for meetings like Board meeting or some critical meetings, spend a little bit of time here. And then, I slowly started observing, you know, like 2016, the problem became – slowly started coming out from the – you know, that the banks started exiting this space.

This space means it’s trade finance for small and medium enterprises. But because – either because some of them were – lost money because of fraud and various things or the new Basel II, Basel III – that all regulations coming in, they needed more capital. And then, like Marat explained, you know, sub-$10 million loans versus the large loans, it costs the same. So they exited. So they were started exiting. And then, the shortfall started increasing.

Triterras Fintech and Netfin Acquisition Analyst Day Presentation	Thursday, 1st October 2020

In 2017 – but then, I was actually trying to figure out, you know, how do I get a hold on this. And initially, I started off to help my own business that – in that I invested in to provide them, given my IT background, to come up with a product that can help them manage holistically the whole thing, bring some transparency, better able to manage, and bring down costs.

So I moved to Singapore in 2016. 2017, towards the end, is when actually I crystallized my thoughts and said, ‘Okay. If I’m able to capture functionally the whole flow from origination to the end and in between.’ Because normally, in a trade, a grain trade from, say, Australia, coming into, say, China. And so, they could have – the original guy sells it, but there could be six, seven traders in between. It moves between, you know, a lot of middlemen and then ends up.

So I wanted to capture every part of it. And then, I wanted to see because there is a lot of fraud. And then, people used, actually, to copy documents to their bank with different banks. They alter quality certificates so they can get a better yield. So I thought let me address all this fundamentally.

So we looked at different technologies at that time and then found that blockchain was a perfect, you know, work – worked perfectly for this particular problem. Because once you attach a document, you know, it’s immutable, so that you will always see the track record there. And you can attach a new document but can’t erase that. So we picked that plus the rest of the technologies.

I formed the Advisory in 2018, brought in the experts because there were not too many guys at blockchain. So brought in them flown from London or Dubai and Indonesia to Singapore. Did the whole pilot developed right here in [inaudible] here in Singapore. Once we did the pilot and proof of concept, then offshore – then scaled down here and then offshore and then had the product developed there.

What we did was to fundamentally address what is the problem. I talked about the fraud, do lot of paperwork – the old traditional style thing. So we came up with our Risk Management module that fund – that actually does a bank-grade KYC. So we integrated with Artemis and World-Check. These are two tools – the third-party tools that do the background check.

We integrated with Dun & Bradstreet database. Moody’s has got a database called Orbis. We integrated with that. And so that we do all these checks and the KYC. Only then a trader is allowed to be in that. We don’t want fly-by-night operators to be on the platform. We want the repute – reputed people to be. So this – so we did the Risk Management module. Then, we did the Trade Discovery. So we were able to bring in traders, and then they started trading.

Once we had these two, then we developed the Trade Finance module. What we did here was we – actually, like I said, the banks, by this time – this is like almost 2019-2020 February is when we launched the Trade Finance module. We had very few banks – 90% of them have exited. So we went to our specialist trade finance companies, or funds, or alternate lender lenders who were seeking higher yield. They were predominantly in US, and some of them in Europe, and a little or few of them in Middle East, and one or two here in Singapore.

Triterras Fintech and Netfin Acquisition Analyst Day Presentation	Thursday, 1st October 2020

So these guys – actually, they liked it a lot. Because unlike banks, these funds don’t have a huge back-office of 500 people to do background checks and all that. And our tool actually provided all the transparency that they need so that they can originate loans. So we started off in February 2020. We estimated by February 2021, we will have about eight or nine funds. But by March-April – by April-May, actually, we had over ten funds on the platform, aggregating about $17 million of AUM.

So we haven’t – so that’s how the – this is not done like a tech per se development campaign – with an IT background, come and develop the product. But actually, what brings more value to this is the functional knowledge – an in-depth functional knowledge that had – that we had access to because I had meant to be the single largest investor in the other business. That gave us this advantage. And once the traders came onto the platform, though these guys are very old-style traditional people, they saw the value.

And then, like Jim explained, the COVID also fast-track the whole thing. And so, we are not actually stopping there. We just want to make sure that traders that are on the platform spend as much time on the platform. And we are trying to provide every tool that they need to be on that and consummate the whole transaction here.

So in that – like what we did was we recently launched – last week, we announced that we – our tie-up with Marsh, the world’s largest insurance broker, so that the borrower or the traders can actually – or seek quotations from different underwriters, get – and then originate under insurance – trade credit insurance on the platform.

Similarly, we are also going to be launching our Logistics module in the next couple of weeks so that they can do or book bulk containers to whatever route. And then, also do logistics management through the platform without exiting it. So similarly, we are also launching the mobile app so that the ease of operation.

And then, more importantly, we just are kicking off our pilot for our Supply Chain Finance module, which brings an equal amount of revenue as the Trade Finance. And we intend to do – kick-off that pilot latest by February 2021. Right now, we have formed the Advisory and we are working on developing the business angle as well as the product itself.

Randy Binner: That’s great. Thank you.

Michael Grondahl (Northland Securities): Mr. Srinivas, this is Mike Grondahl. How much did it cost to kind of develop the platform? How much did you spend? And what do you think the CAPEX or the support is, going forward?

Srinivas Koneru: Yeah. I think approximately, we spent about $13 million. Can I request my colleague, Karthik, to jump in to give you the details?

Karthik Annapragada: Sure. So the total spend on the platform is close to about $20 million to date, of which about $13 million is – has been spent on the books and about $7 million – $6 million to $7 million, which was spent earlier at the start by Srinivas Holding Company. So we have about $13 million that’s been spent on the books, as of till date and that’s been recorded here.

And sorry, and your – I think your other question was what is the cost to – going forward? Is that your question or is it –

Triterras Fintech and Netfin Acquisition Analyst Day Presentation	Thursday, 1st October 2020

Michael Grondahl: Yeah, just R&D spend, or for the Marsh credit insurance app, or Logistics and Shipping. What’s kind of – do you have like a budget, going forward, that you’ll invest?

Karthik Annapragada: Sure. So roughly between the Logistics and Insurance modules, in terms of the various integrations that we planned, both in terms of with – I mean, Marsh is one part. We – you know, we are also – going forward, we also plan to integrate directly with the other insurance providers, for example.

So all in all, I think we have budgeted a spend over the next 18 months to 24 months of about $14 million. And that’s from the capital that we are raising. So all in all, we have a spend that’s – I mean, it does include some of the other stuff, in terms of integrations to our training module and so on.

So it’s a complete package that we are talking about to make sure that along with Trade Finance, we also have Insurance and Logistics integrated fully into it. And also, the sale also includes buying some small off-the-shelf products which we can integrate onto our platform on these two modules as well.

Michael Grondahl: Thank you.

Joseph Vafi (Canaccord): Hi. Thanks for the presentation. I was wondering on the Trade Finance side, the lenders that are on your platform, what kind of yields are they achieving and, you know, how does that compare to perhaps some of the other loans they’re doing?

And then, if the platform ramps, do you have enough lending capacity on the platform to continue to provide that to the users? Thanks.

Jim Groh: John, could I kick the first question to you about the yields? And then, I’ll take the Trade Finance resources.

John Galani: Sure. Thanks. In terms of yield, what you see is a general market for this particular segment – so, emerging markets, SME receivables for commodities. That’s usually the high single-digits. It would start at 8% and it would go into very low double-digits – 11%, 12%. Obviously, it depends on the tenor, the structure, any mitigants such as trade credit insurance.

In terms of availability, in general, there’s a shortfall in this segment. We’ve talked about $1.5 trillion. That was pre-COVID. With COVID, that has grown. And banks have continued and even accelerated their pullout. And so, there are quite a few funders that are looking into this – as they have contacted us over the last couple of weeks and months because of COVID – because they cannot go and source tenders and, therefore, transactions physically.

Jim Groh: And, Joseph, let me address the second part of your question, which was the available lending resources. We have onboarded – and I think Srinivas mentioned this, specifically. The original plan was to onboard eight lenders through the course of this year. We thought that would provide very adequate resources. But the guys hit it out of the park. We onboarded ten lenders that represent $17 billion in AUM. And we’d like folks to understand that these are not multi-strats, but these are trade finance lenders as well as general credit funds which have joined the platform. So the $17 billion in AUM is much more applicable to what is – potentially could be put on the platform.

Triterras Fintech and Netfin Acquisition Analyst Day Presentation	Thursday, 1st October 2020

To achieve $2.5 billion – to kind of help the numbers work on that, we feel we need about 50% of that because these loans turn over. They’re short-term loans – 150, 180 days. So to achieve $2.5 billion in borrowing, we have to see about $1.25 billion deployed on the platform or looking in the context of fiscal 2021, we would need about $2.8 billion deployed.

So the funds that we’ve attracted, the lenders we have on the platform we think gives us plenty of runway and dry powder to achieve those results. You know, it is kind of a balance. If we had 80 lenders and not enough traders to give them good business, that might be a frustrating situation too.

So it’s a balance between having good lending resources. And Srinivas also mentioned bringing on good pre-qualified traders, in terms of the quality of person on the platform. We think that all of that is a contributing factor to our ability to achieve those Trade Finance volumes.

Joseph Vafi: Thank you.

Steven Chubak (Wolfe Research): Hi. Thanks so much for the presentation. You know, one of the things that I want to inquire about was some of the commentary about the banks looking to retrench from the space, given some optimal returns. One bank that’s, you know, pretty large – or at least trying to enter this space is Goldman Sachs, on the transaction banking side.

I don’t know if there is any overlap, in terms of the – specifically on the commodities trade finance piece, but just hoping to get some perspective as to what you’re seeing, in terms of bank actions. I know some have retrenched. But are you seeing any enter this space? Is there any concern that you might have any competitive overlap and, therefore, just some incremental pressure if the competition intensifies?

Jim Groh: John is like – my colleague, John Galani, I see in the video, is like a racehorse in a gate. So he would like to take this question, please.

John Galani: Absolutely. Thanks, Jim. What we are seeing is really a flood of banking capacity leaving the market. It’s not to take on and it has accelerated. And the banks that have established expertise over decades, and some of them over a century, are really the Western European banks – Dutch, French, Swiss banks mainly – and these are all retrenching. So you have some very, very large – some banks that have pulled out. The other banks that have supposedly stayed in that market all have moved upwards towards the MNC levels – multinational companies with large balance sheets. And so, it’s really balance sheet lending. I would expect Goldman Sachs to be more in that space.

So the SME market is literally the market that has been left high and dry. And that has been the case for, now, a number of years. It just has accelerated. The reason for that, however, is somewhat different. It’s not that there is no yield or that there is, it’s how you structure this and how the banks have – deal with Basel III, Basel IV, KYC-AML compliance issues, and their values at risk. And at the end of the day, for small transactions below $10 million for small to medium-sized enterprises spread across the emerging markets where there is not such a transparency element, it doesn’t make their while and they’ve been pulling out practically all of them.

Triterras Fintech and Netfin Acquisition Analyst Day Presentation	Thursday, 1st October 2020

Steven Chubak: Yeah. That’s incredibly helpful. So thanks for that context. The other question I had – and this is more around some of the modeling and numbers that have been discussed. I did see that the trade fee had declined from 40 to 30 basis points. I know, obviously, as you add scale, there’s going to be some pressure on the trade fee or revenue yield. I’m wondering how you get comfortable handicapping some of the potential fee pressures within this space.

And a similar question just for the trade finance fee side, recognizing you’re generating a 70% EBITDA. Clearly, the returns are quite attractive. It looked like there had been some contraction in that fee rate. I’m hoping to get some perspective as to what’s driving that.

Jim Groh: Sure. So Karthik, I think the question starts with the 40 to the 30. And we – as we know, that was a rather unique situation as the business model revised. So maybe you could give that history and then the whole view, going forward, how we modeled this out.

Karthik Annapragada: Sure. So I think just to give a perspective of what happened last year, which was FY 2019, we had a situation where our trade financing on the platform was not appended. We didn’t have lenders lending on the platform in FY 2019 up to February 2020, which is the last month or our financial year. FY 2019 – just to be clear, FY 2019, for us, ends in February 2020. That’s our calendar year – I mean, that’s our financial year.

And in terms of – so what we had was during the course of last year, we had our Trade Finance module running in beta. And then, there were a lot of customers who were asking us to handle just the entire documentation work for the entire Trade Finance fees. So they will go source their own lenders.

They just wanted us to handle the documentation part of the entire – our fees. And that was voluminous. So we charged them an additional 10 basis points over and above the 30 basis points. And that is all that we did. We didn’t kind of – so, we had a 40 basis points as our model in total.

But going forward, that’s – I mean, we realized that that’s not something which we want to kind of handle. We either do only the trade or do the trade financing, in total. We just don’t want to be handling just the documentation part of trade finance. So we stopped that. And really, we are charging only 30 basis points for all of that. So that’s a slight change in the business model.

From a comfort standpoint, I think we drive – Jim, if I can take this or…?

Jim Groh: Please. Please.

Karthik Annapragada: Yeah. Sorry. So from a comfort standpoint, we drive our comfort. Today we do not have any significant – I mean, any competition at all in this space. We know we are priced attractively, even from a standpoint of what benefits the customers get. So we are pretty satisfied with that. And that’s why we – and – but we still have been conservative in our estimate that, going forward, over the years, there will be a – there could be a marginal reduction.

Triterras Fintech and Netfin Acquisition Analyst Day Presentation	Thursday, 1st October 2020

I just want to add one more point here. We have not factored any revenues coming in from Insurance and Logistics. Those are two modules that we will add in the next few years. We believe that that will act as a hook to the customer. So even if there was a competition, we – given that we’ll have a full suite of products of modules that will do end-to-end trade and make sure the trader does not leave the platform for any part of the trade would really be the most attractive proposition for us. And that will make sure that our pricing is – continues to stay. But again, we have been conservative in estimating that there could be a marginal drop over the years. So we have factored that in as well.

Steven Chubak: Great. Thanks very much.

Michael Grondahl: Could you guys talk a little bit about how you attract new traders to the platform? Is there a Salesforce? Is there marketing? And then, how long does the onboarding generally take?

Jim Groh: I’m going to give you a kind of a top-down on the business and sales development. And then, I’m going to kick it over to John Galani for the onboarding.

Very – what I think is a – what we think is a very well-thought out strategy, Srinivas has constructed our business and sales development really into two separate organizations. He has a Senior Management-led group, whose full time job, when they get up every day, is to work with existing traders on the platform and grow that trading volume.

You know, sometimes when you’re running a business, you’re so focused on getting new customers, you forget about your existing customers – not forget, but as we all know, juggling those priorities. Well, Srinivas constructed, what I would call a Sales Development organization, where the full-time job of those folks are to solve their problems, get more engagement, roll out the new modules, roll out the new capabilities, trade – if they have personnel change over, help those folks train all the new people that come in. And I think that’s kind of a testament to why you’re seeing the volume per trader grow so much.

And then, of course, we’ve got a Business Development organization. The Business Development organization, we are building it out, in terms of people, but it is outreach. We have a – several hundred very highly qualified well-known to us prospects that we are focusing in on, which came to us through the related party company, Rhodium. We have all those files. We know all those people.

We also have had a marketing – set of marketing initiatives which we tested in the last few months, where we were paying commission referrals to people on the platform to bring high-volume traders on that would sign contract with us. And that, quite honestly, in the test phase, was a home run. So it’s existing customers, new customers, in terms of a sales organization, as well as supporting marketing plans.

So with that overview, I’ll kind of turn it over to John. I can tell you, from the – looking in the whites of their eyes, bringing people on, and the whole onboarding process, how we’re proceeding at that level.

John Galani: Thanks, Jim. So first of all, traders today live like any service providers for the next trade. And so, for them, today, to make – to do their next trade, it’s much more difficult. They can’t move. They can’t meet people. And they can’t get funding or, at least, they cannot increase their funding easily.

Triterras Fintech and Netfin Acquisition Analyst Day Presentation	Thursday, 1st October 2020

And so for them, going onto the platform is something that they feel quite comfortable. It’s like bees to honey, when they know that there are existing funders on the platform and the platform is live. So that’s the first thing I want to add. And so, we have a number of calls – traders approaching us. In fact, we’ve had some much larger traders unexpected approaching us and being onboarded on the platform.

Funders, it’s similar. They want to access traders. They tend to be in Western Europe and the US and they cannot physically go and meet traders. And so, we’ve had, for example, yesterday a call from a Berlin-based funder, saying, ‘We want to have access to flows from China, to Western Europe, and the US. So – and we also want to have the possibility of putting all our plans on your platform so we move from – away from emails and we have one simple way of seeing all our funding.’ So you have the – these dynamics in play.

Now, in terms of onboarding, the onboarding is both simple, but longer then what people might think. The simple part is we use bank-like KYC and AML. And that includes full funds, which surprises most funds. And so, it does take some time, especially for emerging markets counterparts. Because the way that onboarding works, especially on the KYC, is to check the names of directors and UBOs (Ultimately Beneficial Owners) against a World-Check database of such names. And there’s quite a few orange flags, which means that the names don’t exactly match a blacklist, but there are some similarities. And so, one has to manually go backwards and forwards between the client that is being onboarded, asking for verification of identity papers and so on and so forth.

So onboarding does take a couple of weeks. However, our clients on the platform, being funders – either funds or traders, do wish for that level of KYC and AML to be done first and foremost before because they feel comfortable that everybody’s gone through this. So it’s a bit longer than expected. But it’s worth it, in our view.

Michael Grondahl: Thank you.

Randy Binner: Hey. I have a couple. There are – I think I’m actually – I think there was a pretty new disclosure around the number of traders that you were expecting for – I think it was 2021 and, you know, kind of the volume per trader. So can we kind of review those numbers – the number of traders on the platform now? Is it at 85 in 2021 and you’re doing $200 million per – can you confirm those numbers? If you have a number of traders you’re expecting on the platform in 2022, I’d be curious on that.

And also, where average trade size is coming in? I think it was $2 million, but it might be trending higher, given kind of some gaps in the financing market. So just wondering if you can fill out those numbers on, you know, number of traders, you know, that per trader volume – and the actual deal sizes are seeing right now.

Jim Groh: Right. Right. Make sure I’m not – okay, I’m not on mute. Sure. Let me review the numbers again. The – going back to 2019, I mentioned the trading volume there. We did – it is a new disclosure that’s been filed is that our average volume per trader was $92 million. Just doing math against that $3.6 billion worth of trade volume would lead one to the conclusion that we generated that volume with 39 traders.

Currently, we have 61 traders. We do – you know, our F-4 talks about 71 clients. And the fact that we’ve got ten lenders gives it – gives us to the 61. If you look at the $785 million per month run rate, you extrapolate that out, that’s where we get the $150 million. So at the beginning, it was zero. It went, in 2019, to 39, in terms of traders, and went up to 61. Our average trading volume in 2019 was $92 million. And at these run rates, it’s gone up to $150 million. So all disclosed and all calculated out.

Triterras Fintech and Netfin Acquisition Analyst Day Presentation	Thursday, 1st October 2020

So the way we look at the business internally, the way we structure our management action is to drive two things: it’s to drive the number of traders, and it’s to drive the volume per trader. So we try to look at what would be well-grounded ways to get there. And you know, I used, as an illustrative example, this 85 and $200 million, being a combination – so give context to how we get there.

Now, I also want to say we’re not saying it’s 85 and $200 million. It could be 100 and $170 million. It could be. We, as a Management team, have demonstrated, I think, the ability to grow traders and to grow trader volume, but we’re not locking ourselves into specific numbers but are giving this context to say, ‘Okay. We’ve got to have this happen, and we’ve got to have that happen, or some combination thereof.’

And that would be growing the – you know, if we went from $150 million to $200 million and if we went from 61 traders to 85 traders, which is a growth of 24 traders, given what our history is, we want people to at least get comfortable that we’re thinking through these types of detailed things and we’re backing it up with management action plans.

Randy Binner: Okay. Thanks for that. So, a few follow-ups. We have one is it – is the – are you seeing larger trade sizes because they, you know – I mean, you all have said that it’s verified independently that, you know, under $10 million is generally where European banks are pulling back. So whether, you know, it’s [inaudible] or ABN AMRO, you know, they’re pulling back over for ten [inaudible]. Are you seeing higher or kind of average per ticket trades?

Jim Groh: The last number I saw, Randy – and I’m going to kick this over just to see if we’ve got any recent updates – but we were running – you know, we’re running in that $1.7 million to $1.8 million transaction size. But, you know, if there’s been any recent disclosures, I want to make sure I’m giving you the accurate information.

Karthik, any correction to that $1.7 million to $1.8 million?

Karthik Annapragada: No, it’s the same that we are continuing to see – about $1.8 million of average transaction size.

Srinivas Koneru: I think what is happening is the dollars spent by the traders has gone up. Like, we talked this – just we talked about. That’s because, as Jim outlined, you know, we have this specialized – our commercial wing, which I call Commercial because they’re – neither the sales guys is different and these guys are sitting in between.

They’re like relationship managers. They’re working hand-in-glove with these traders, calling them, and saying, ‘Okay. How can I help you? How can I enhance your experience? Can we do something?’ So they’re hand-holding them, trying to provide them data, information, whatever, whatever.

So that’s giving them extra comfort to be on the platform, apart from providing more and more services. I think that’s – the dollars are increasing. Their spend on the platform is increasing rather than the trade ticket size.

Triterras Fintech and Netfin Acquisition Analyst Day Presentation	Thursday, 1st October 2020

Randy Binner: Got it. And then, just one other number that I thought sounded newer from the presentation was the upsize in the IMF study that said there was a $1.5 trillion trade shortfall for SME traders out. It’s obviously a pretty prohibitive number. When they do studies, you know, it takes time to put all the data together. So is it a resource, you know, kind of hang totally where that higher [inaudible] any shortfall post-COVID? What were – what was that number?

Jim Groh: Yeah. You know, there was – there have been two different webinars. If there was one specific one – Randy, I can get you the weblink for it – that was done by – Lloyds Bank was one of the people on it. There was also another trade finance business. And they were speaking – it kind of was an advertisement for what we’re doing. And they were saying that much to John’s point, banks are pulling out more rapidly.

Some banks have closed their offices. That – it was anecdotal and it was estimates. But it’s getting a lot worse and could be just $2 trillion-$2.5 trillion. But that’s not it – I want to be – make sure I didn’t confuse things. That’s not a World Trade Organization number. Theirs was the $1.5 trillion. But these are industry experts who are pointing out the trends that they’re seeing.

Randy Binner: Got it. As long as I’ve got the mic, I just – I really did – I wanted to ask about – this kind of relates to Slide 17, which was pretty handy for people who are new to this because it lays out a lot of product comparables that you otherwise would have trouble finding. It’s really hard to find it. You know, there’s a newer one that came out. It was called Trustful?

Jim Groh: Yeah.

Randy Binner: And it – it’s a newer firm called [inaudible] from the – it’s a really pretty big player. They have introduced a lot of schemes in the blockchain that would just facilitate international trade finance. And I think they just did some deals with some Chinese electronics manufacturers so far. So, it’s new. And I don’t see any indication they’re doing commodities.

But I guess my question is, you know, if I was going to put it in [inaudible] on Slide 17, where would it go? You know, can you view this as a kind of a validation of blockchain as the right platform for these types of trade transactions, you know, or do you view them as potential entrant into the market [inaudible]?

Jim Groh: We saw it as a tremendously positive announcement. And that we think it – you know that the claims that they make about trust, transparency, reducing cycle times, reducing costs using blockchain in the transaction environment are right in our wheelhouse. As far as – and with very limited public information, we don’t see it being anywhere near competitive to us.

It seemed that they were focused in on an extension of some of the Alibaba stuff that they did, in terms of small, finished goods manufacturers. They mentioned the glass ornament manufacturer. And it was basically a payment portal, but that was being handled through banks. I mean, that is about light years away from trade finance lending and traders being able to finance the transaction. So not anywhere near our customer space, the services we provide, what we do, but yeah, the world’s waking up to blockchain can revolutionize things and we sure agree with that.

Triterras Fintech and Netfin Acquisition Analyst Day Presentation	Thursday, 1st October 2020

John Galani: And Jim, if I could just jump in also, just to add a little bit of perspective. You know, the other interesting thing about it is, you know, it seems like they are using a private blockchain and not a public one, which essentially defeats the purpose of the – you know, having something distributed, and immutable, and impartial. Right?

So, you know, some – probably there’s going to be some interesting issues to see how the Western world, which is, in many ways, the cup of China, would deal with some of these security concerns as well. So that’s going to be interesting to watch. But yeah, certainly, certainly different products. And then, you know, not really getting into the earlier part of trade finance. So, not really a competitor directly.

Joseph Vafi: Just one follow-up question. I saw the kind of total addressable market in trade finance in your slides. I’m not sure if I saw just what you think is a total addressable market on just trading volume itself. I know it’s just quite, quite large. But I was just wondering if you could kind of frame it a little bit more for us, relative to, you know, maybe a sub-segment of a trade volume that you think is most relevant to you. Thanks.

Jim Groh: Maybe just some commentary on trade volume in the SME space. John, you want to give – we tried to find some numbers. John can probably provide you with the best context, although I don’t think we’ve got a – down to an outside round number.

John Galani: Yes. Thanks, Jim. It’s actually very difficult to get because usually, stats are broken down by commodities rather than who the intermediaries might be. And then, when you look at the intermediaries, what size they might have. So it’s very, very difficult.

Having said that, you know, if you take the bulk of the fixed number of $1.5 trillion as a shortfall, which we know and we feel very comfortable has grown to over $2 billion – $2 trillion currently, you’re talking about a total addressable market that must be in the trillions, for sure.

Joseph Vafi: So you’re kind of back into it based on the trade finance shortfall, and then you can kind of figure out what volume is from there?

John Galani: Yeah.

Joseph Vafi: Thank you.

Michael Grondahl: Quick questions, guys, just on the trade volumes and average trader. The average trader volume went from $92 million annually to about $150 million. Now, could you talk a little bit about how penetrated you are? What do you sort of think the average ceiling is?

And then, could you comment on trader retention? Thank you.

Triterras Fintech and Netfin Acquisition Analyst Day Presentation	Thursday, 1st October 2020

Jim Groh: Sure. It’s a little bit dynamic – and we’re not trying to dodge the question. So I’ll give you the best data we’ve got. We feel that our average sized trader, in the first half of the year, that the $150 million might represent for – and again, from very top-down – about 50% of their trading volume. So we believe we have a lot more market share and mind – excuse me – wallet share and mind share that we can capture.

But there’s another – there’s two other dynamics going on, which don’t – which get that number – make that number a little bit flexible, going in our direction. First of all, the increase in trade finance availability is meaning these traders who don’t have trade finance are able to do more trades. So we would see that we are a direct factor in them increasing their volume. And clearly, you know, it could very easily – a few more trades, it could be a 10%, 15%, 20% increase in – that we would get the full benefit of.

The other thing is that this trade finance shortage is becoming very pronounced to the point that John Galani, when he speaks at our Management reviews, talks about traders that aren’t in the S – you know, the S of the SME, but are in the M in the ME, that instead of having annual volumes of $300 million to $400 million, we’re talking to folks that do $1 billion.

So we’re seeing interest. We’re seeing the population of traders that are much bigger expressing an interest in our platform. So I guess the easy answer is about 50%, but we see that is the – that the traders will be – well, the average volume – potential volume from the traders is going to be growing. So we – with that trend, we might be at 40% or whatever. So it – the trends are all in our favor on that, we believe.

Michael Grondahl: And then, the retention?

Jim Groh: Oh, I’m sorry. And Karthik, could you talk a little bit about a) the actual churn rate, and what we’ve modeled churn rate?

Karthik Annapragada: Sure. We haven’t seen any of our customers go off our platform. We have seen them continue to grow as well. So I – our attention, right now, continues to be 100%. But from a modeling standpoint, as we go through the years, we have anticipated 10% churn as well. So we have factored in some churn, going forward. But at this point of time, we don’t have any churn.

Michael Grondahl: Thank you.

John Galani: If I may add one point on the retention? It doesn’t cost any money for a trader or funder to be on the platform. So, realistically, for them, it’s beneficial to stay and there’s no downside.

Randy Binner: I’ve got another one. The – can you review for everyone, please, the – you know, the capitalized costs that are going to build on the balance sheet? Just kind of, you know, where – I think we’ve covered a couple times that, you know, there’s this Supply Chain module. There’s the mobile app, which, I think, should largely be done. There is other stuff coming down the road, as far as, you know, back-end security and structure.

So when that money is spent, just kind of how the capitalized costs there are going to be disclosed ad kind of what are the general plans for that, you know, from a financial statement perspective?

Jim Groh: Karthik, could you take that one, please?

Triterras Fintech and Netfin Acquisition Analyst Day Presentation	Thursday, 1st October 2020

Karthik Annapragada: Sure. So from a capital expense standpoint, we – what we’ve anticipated – so there are two paths here. One is – from our budget itself, there are two paths. One is that we have anticipated a total spend of close to about $70 million to $80 million – $70 million to $75 million that will happen over the period of next two years, largely towards – I mean, two years subsequent to our raise that we will spend towards the various modules, be it Insurance, Logistics, Supply Chain. And in terms of Supply Chain, mobile applications, information security, and so on. So that purely spend is on modules and related activities.

We are also budgeting a significant portion towards acquisition of companies. Our platforms are – also – and the variety of stuff that we are thinking about. One is, of course, by some of these small tech companies which have solutions around these existing modules, which we can bolt-on. So, that’s one part.

The other piece, obviously, a significant portion is to also look at potentially acquiring offline marketplaces that we can bring on board and then actually use them and bring them online. So the – and that, we think, is – will contribute to us, in terms of more geographical presence – increase in geographies – as well as increase in the product portfolio that we have. We are, today, focused on commodities, for example. We could go into some of the non-commodities as well, be it electronics and so on and so forth.

So I – it’s a combination of the two. But from a pure balance sheet standpoint, about $70 million to $75 million will actually get capitalized as capital expenditure. And the balance will come in as – in the form of investments is what we feel.

Cody Slach: All right. Do we have any other questions out there? All right. I’ll take that as a no. We appreciate everybody’s time today. And if you – if there are any follow-up questions, you can reach out to Gateway, which I think you have our contact info, hence you all being on this webinar today. And we’d be happy to entertain any follow-up questions that you might have as a result of processing all this info.

So again, we really appreciate your time and we look forward to continuing the dialogue.

Jim Groh: Yes, thank you all. Thank you for your attention.

John Galani: Thank you.

Srinivas Koneru: Thank you.

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